S)N

20010514

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-20369

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GARRETT NAGLE & CO., INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 UNICORN PARK DRIVE
(No. and Street)

WOBURN	MA	01801
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GARRETT J. NAGLE JR. 617 737-9090
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LMHS, P.C.
(Name – *if individual, state last, first, middle name*)

80 Washington St. Bldg, S	Norwell	MA	02061
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing
MAR 02 2020
Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, GARRETT J. NAGLE, JR, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GARRETT NAGLE & CO., INC., as of DECEMBER 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

DORA E. STROUT
NOTARY PUBLIC
COMMONWEALTH OF MASSACHUSETTS
MY COMMISSION EXPIRES 09/05/2025

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GARRETT NAGLE & COMPANY, INC.
(Sec. I.D. No. 8-20369)

Financial Statements and Report of Independent Registered Accounting Firm for the Year Ended December 31, 2019, Supplemental Schedule of Computation of Net Capital, Report of Independent Registered Public Accounting Firm - (Review) on Broker-Dealers Claim of Exemption From 17 C.F.R. §15c3-3k(2)(ii) and Independent Accountants' Report on Applying Agreed-Upon Procedures

GARRETT NAGLE & COMPANY, INC.
FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
YEAR ENDED DECEMBER 31, 2019

LMHS, P.C.
Certified Public Accountants and Advisors

Report of Independent Registered Public Accounting Firm

To the Stockholder
Garrett Nagle & Company, Inc.
300 Unicorn Park Drive
Woburn, MA 01801

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Garrett Nagle & Company, Inc. as of December 31, 2019, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Garrett Nagle & Company, Inc. as of December 31, 2019, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Supplemental Information

The Supplemental Schedule of Computation of Net Capital has been subjected to audit procedures performed in conjunction with the audit of Garrett Nagle & Company, Inc.'s financial statements. The Supplemental Schedule of Computation of Net Capital is the responsibility of the entity's management. Our audit procedures included determining whether the Supplemental Schedule of Computation of Net Capital reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Schedule of Computation of Net Capital. In forming our opinion on the Supplemental Schedule of Computation of Net Capital, we evaluated whether the Supplemental Schedule of Computation of Net Capital, including its form and content, is presented in conformity with 17 C.F.R. §240.17A-5. In our opinion, the Supplemental Schedule of Computation of Net Capital is fairly stated, in all material respects, in relation to the financial statements as a whole.

Basis for Opinion

These financial statements are the responsibility of the entity's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Garrett Nagle & Company, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Garrett Nagle & Company, Inc. is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

LMHS, P.C.

LMHS, P.C.

We have served as Garrett Nagle & Company, Inc.'s auditor since 2014.

Norwell, Massachusetts
February 24, 2020

GARRETT NAGLE & COMPANY, INC.
BALANCE SHEET
DECEMBER 31, 2019

ASSETS

CURRENT ASSETS:	
Cash	$ 1,071,999
Equity Securities	2,367,672
Accounts Receivable	5,177
Prepaid Expenses and Other Assets	2,325
	3,447,173
PROPERTY AND EQUIPMENT, NET	72,875
OTHER ASSETS:	
Restricted Cash	12,000
Right of Use Asset	254,311
	266,311
	$ 3,786,359

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:	
Accounts Payable and Accrued Expenses	$ 23,980
Deferred Advisory Fees	430,603
Current Portion of Obligations Under Noncancellable Lease Obligations	114,493
	569,076
LONG TERM PORTION OF OBLIGATIONS UNDER NONCANCELLABLE LEASE OBLIGATIONS	139,818
STOCKHOLDER'S EQUITY:	
Common Stock, No Par Value; 250,000 Shares Authorized, 25,000 Issued and Outstanding	25,000
Additional Paid-In Capital	17,428
Retained Earnings	3,035,037
	3,077,465
	$ 3,786,359

See Notes to Financial Statements

GARRETT NAGLE & COMPANY, INC.
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2019

REVENUE:	
Commissions	$ 262,309
Investment Advisory Fees	933,154
Net Miscellaneous Income	10,745
	1,206,208
EXPENSES:	
Salaries and Commissions	796,333
Employee Benefits	34,549
Clearing and Other Fees	153,052
Charitable Contributions	5,250
Insurance	6,321
Occupancy and Equipment	101,072
Professional Fees	29,317
Other Expenses	65,363
	1,191,257
EARNINGS FROM OPERATIONS	14,951
OTHER INCOME AND EXPENSE	
Dividend and Interest Income	22,843
Unrealized Loss on Equity Securities	(427,691)
	(404,848)
NET LOSS BEFORE STATE INCOME TAXES	(389,897)
STATE INCOME TAX EXPENSE	11,184
NET LOSS	$ (401,081)

See Notes to Financial Statements

GARRETT NAGLE & COMPANY, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2019

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
BALANCES - JANUARY 1, 2019	$ 25,000	$ 17,428	$ 3,436,118	$ 3,478,546
Net Loss			(401,081)	(401,081)
Stockholder's Distributions				0
BALANCES - DECEMBER 31, 2019	$ 25,000	$ 17,428	$ 3,035,037	$ $ 3,077,465

See Notes to Financial Statements

GARRETT NAGLE & COMPANY, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Loss	$ (401,081)
Noncash Items Included in Net Loss	
Depreciation and Amortization	8,289
Realized Loss on Equity Securities	427,691
(Increase) Decrease:	
Accounts Receivable	3,142
Increase (Decrease) In:	
Accounts Payable and Accrued Expenses	980
Deferred Advisory Fees	7,853
	46,874
CASH FLOWS FROM INVESTING ACTIVITIES:	
Additions to Property and Equipment	(81,164)
Purchases of Marketable Securities	(5,676)
	(86,840)
NET DECREASE IN CASH	(39,966)
CASH - BEGINNING	1,111,965
CASH - ENDING	$ 1,071,999

SCHEDULE OF NONCASH INVESTING AND FINANCING TRANSACTIONS:	
Right Of Use Asset	$ 254,311
Obligations Under Noncancellable Lease Obligations	(254,311)
	$ -

See Notes to Financial Statements

GARRETT NAGLE & COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS

A. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

1. Organization - Garrett Nagle & Company, Inc. (the Company) is an investment advisor and broker-dealer in Woburn, Massachusetts and is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's primary sources of revenue are generated through investment advisory services provided for its customers and commission earned on trades consummated on behalf of those customers.

2. Operations - The Company is engaged as a broker and dealer in securities and other financial products for a diverse group of investors. The Company introduces these transactions for clearance and execution services primarily to National Financial Services, LLC, a New York Stock Exchange member firm, on a fully disclosed basis. The Company's business and results of operations are, to a large extent, dependent on investment trends of the United States economy.

3. The agreement between the Company and National Financial Services, LLC provides that the Company is obligated to assume any exposure related to nonperformance by its customers. The Company monitors its customer activity by reviewing information it receives from National Financial Services, LLC on a daily basis, requiring customers to deposit additional collateral or reduce positions as appropriate, and reserving for doubtful accounts when necessary.

4. New Accounting Standards Adopted -
Revenue Recognition - In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, Revenue From Contracts with Customers ("ASU 2014-09"), which is aimed at creating common revenue recognition guidance for GAAP and the International Financial Reporting Standards ("IFRS"). This new guidance provides a comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue guidance issued by the FASB. ASU 2014-09 also requires both qualitative and quantitative disclosures, including descriptions of performance obligations.

On January 1, 2019, the Company adopted ASU 2014-09 and all related amendments ("ASC 606") and applied its provisions to all uncompleted contracts using the modified retrospective basis. The application of this new revenue recognition standard resulted in no adjustment to the opening balance of retained earnings.

Financial Instruments - In January 2016, the Financial Accounting Standard Board ("FASB") issued Accounting Standards Update ("ASU") 2016-01, Financial Instruments - Overall ("ASU 2016-01"), which addresses certain aspects of recognition, measurement, presentation, and disclosure of financial assets. Within the update is the addition of ASC 321, Investments - Equity Securities ("ASC 321") which aims to simplify the accounting and disclosures for equity securities while simultaneously differentiating the accounting standards for equity securities from debt securities.

On January 1, 2019, the Company adopted ASU 2016-01, specifically ASC 321, and applied the standards to all investments held. The application of this new accounting standard resulted in the reclassification of all equity securities held by the Company from Available-for-Sale equity securities to held at fair value equity securities. The cumulative effect of this adoption was the reclassification of $2,492,282 from Accumulated Other Comprehensive Income to Retained Earnings.

Lease Obligations - On February 25,2016 the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update – ("ASU") No2016-2 Leases (topic 842) to increase transparency and compatibility among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing transactions. On January 1,2019 the Company adopted ASU 2016-2 and applied the standards to its lease obligation. The application of this new lease obligation standard resulted in no adjustment to the opening balance of retained earnings.

A. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

5. Cash and Cash Equivalents - For purposes of the statement of cash flows, the Company considers all highly liquid investments available for current use with an initial maturity of three months or less to be cash equivalents.

6. Restricted Cash - The company maintains a certificate of deposit as collateral for an irrevocable letter of credit required by the Woburn office lease.

7. Securities Transactions - The Company accounts for securities transactions and the related commission income and expense on a trade date basis.

8. Investments - Equity Securities - The Company accounts for equity securities under the provisions of FASB ASC 321-10. The provision establishes accounting and recording standards for investments in equity securities and other ownership interests in an entity.

Under FASB ASC 321, all equities previously designated as AFS will now be held at fair value. Unrealized gains and losses on equity securities are based on the difference between book value and the fair value of each security. The unrealized gains and losses are reported as a component of income.

9. Revenue Recognition - The Company adopted ASC 606, effective January 1, 2019, using the modified retrospective method by quantifying and recognizing the cumulative effect (if any) of initially applying ASC 606 as an adjustment to the opening balance of stockholders' equity and other affected accounts at January 1, 2019. The application of this new revenue recognition standard resulted in no adjustment to the opening balance of retained earnings.

Performance Obligations - Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring goods or services to customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the company determines the customer has obtained control over the promised good or service. The amount of revenue recognized reflects the consideration of which the Company expects to be entitled in exchange for the promised goods or services.

The following provides detailed information on the recognition of the Company's revenue from contracts with customers:

Broker Dealer Commissions - the Company earns commissions by executing client transactions in stocks, bonds, variable annuities, mutual funds, commodities and other financial products or services. Commission revenue is recognized on trade date when the performance obligation is satisfied. Commission revenue is paid from the clearing company monthly in arrears. Typically, payment is received within a few days after month end. The Company records a receivable from the clearing firm on a monthly basis and reverses the receivable when paid.

Investment Advisory Fees - The Company earns account management fees from providing support and services based upon the value of the client assets under management ("AUM"). The Company charges these fees, generally based upon a percentage of the AUM, yearly, in advance and recognizes the revenue with the lapse of time.

The following table disaggregates the Company's revenue based on the timing of satisfaction of performance obligations for the year ended December 31, 2019:

Performance Obligations Satisfied at Point in Time	$ 273,054
Performance Obligations Satisfied Over Time	933,154
Total Revenue	$ 1,206,208

A. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

10. Depreciation and Amortization - Depreciation of office equipment and fixtures is provided using the straight-line methods over five to seven years. Costs incurred in connection with improvements to the Company's leased premises have been capitalized and are being amortized over the term of the lease using the straight-line method.

11. Income Taxes - The Company's sole stockholder has elected, under the provisions of the Internal Revenue Code, to be treated as an S Corporation. As a result, income and losses of the Company are passed through to its stockholder for income tax purposes. Accordingly, no provision has been made for income taxes. The Company is subject to corporate state tax on net taxable income if the Company's annual revenue exceeds certain dollar values. The Company's annual revenue did not exceed these thresholds in 2019, however, it is subject to an excise tax on the greater of its tangible property or net worth.

12. Uncertainty In Income and Other Taxes - The Company adopted the new standards for *Accounting for Uncertainty in Income Taxes* (income, sales, use and payroll), which required the Company to report any uncertain tax positions and to adjust its financial statements for the impact thereof. As of December 31, 2019, the Company determined that it had no tax positions that did not meet the "more likely than not" threshold of being sustained by the applicable tax authority. The Company files tax and information returns in the United States Federal and Massachusetts jurisdictions. These returns are generally subject to examination by tax authorities for the last three years.

13. The Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. The estimated fair value of financial instruments is determined by reference to various market data and valuation techniques, as appropriate. These techniques require the Company to develop assumptions on such items as discount rates and future cash flows. Accordingly, such fair value estimates may not necessarily be indicative of the amounts the Company would realize upon a current market exchange. Actual results could differ from those estimates.

14. Fair Value of Financial Instruments - The amounts reported in the statement of financial condition for cash, accounts receivable, accounts payable and accrued expenses approximate fair value because of the short-term nature of these instruments. The amounts reported for marketable securities owned are the fair value of those instruments.

15. Indemnifications - In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly execute transactions. The maximum amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

GARRETT NAGLE & COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
(Continued)

A. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

16. Concentration of Credit Risk - The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

B. EQUITY SECURITIES:

As of December 31,2019, Equity Securities held at Fair Value consisted of the following:

	Cost	Unrealized Gain	Fair Market Value
Equities	303,081	2,064,591	2,367,672
	$ 303,081	$ 2,064,591	$ 2,367,672

C. PROPERTY AND EQUIPMENT:

Property and Equipment consists of the following at December 31, 2019:

Furniture and Fixtures	$ 37,150
Leasehold Improvements	5,695
Motor Vehicles	174,929
Office Equipment	69,341
	287,115
Less: Accumulated Depreciation	(214,240)
	$ 72,875

D. FAIR VALUE MEASUREMENT:

FASB ASC 820-10 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 inputs) and the lowest priority to measurements involving significant unobservable inputs (Level 3 inputs).

The following table sets forth by level, within the fair value hierarchy, the Company's assets at fair value:

December 31, 2019	Level 1	Level 2	Level 3	Total
Equities	2,367,672			2,367,672
	$ 2,367,672	$ -	$ -	$ 2,367,672

The three levels of the fair value framework are as follows:

- Level 1 - Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities at the measurement date.
- Level 2 - Inputs other than quoted prices in active markets that are observable for the asset either directly or indirectly, including inputs in markets that are not considered to be active.
- Level 3 - Inputs that are unobservable

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2019.

Fair market value is determined to be the last reported sales price of the marketable securities as listed on the applicable public exchange at closing on the last business day of the period.

Corporate bonds and preferred stocks, which generally are traded in the over-the-counter market, are valued at the average of the last reported bid and asked prices. For certain corporate bonds and preferred stocks that do not have an established fair value, the fair values are based on yields currently available on comparable securities of issuers with similar credit ratings.

A qualified asset or liability's level within the framework is based upon the lowest level of any input that is significant to the fair value measurement. The Company's qualifying assets or liabilities are recorded at fair value using Level 1 inputs. FASB ASC 321 requires equity securities to be carried at market value. At December 31, 2019, equity securities had a market value of $2,367,672 and had a cost basis of $303,081.

E. NET CAPITAL REQUIREMENTS:

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined, of $100,000 and the ratio of aggregate indebtedness to net capital must be less than 15 to 1, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2019, the Company had a net capital of $2,464,704 exceeding the minimum net capital requirement of $100,000. At December 31, 2019, the Company had a ratio of aggregate indebtedness to net capital of .19 to 1, lower than the maximum ratio allowed of aggregate indebtedness to net capital of 15 to 1.

F. LEASE OBLIGATIONS:

The Company recognizes and measures it leases in accordance with *FASB ASC 842, Leases.* The company is a lessee in a noncancellable operating lease for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The company recognizes a lease liability and right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of the Company's lease are not readily determinable and accordingly, the Company used their incremental borrowing rate based on the information available at the commencement date of the lease. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus(minus) any prepaid(accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

Maturities of lease liabilities under noncancellable operating leases as of December 31, 2019 are as follows:

2020	$ 114,493
2021	112,369
2022	27,449
	$ 254,311

G. SUBSEQUENT EVENTS:

Management has evaluated events occurring after the balance sheet date through February 24, 2020, the date in which the financial statements were available to be issued. No material events have been identified which would require disclosure under FASB ASC 855-10-50-1.

GARRETT NAGLE & COMPANY, INC.
SUPPLEMENTAL SCHEDULE OF COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2019

NET CAPITAL:	
Stockholder's Equity	$ 3,077,465
Deductions and/or Changes - Nonallowable Assets:	
Restricted Cash	12,000
Other Assets	75,200
Total Deductions and/or Charges	87,200
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES	2,990,265
HAIRCUTS ON SECURITIES, UNDUE CONCENTRATION	(525,561)
NET CAPITAL	2,464,704
MINIMUM NET CAPITAL REQUIRED	100,000
EXCESS OF NET CAPITAL	$ 2,364,704
AGGREGATE INDEBTEDNESS	$ 454,583
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.19 to 1

There were not any material differences between the audited and unaudited net capital computations for the period ended December 31, 2019.

LMHS, P.C.
Certified Public Accountants and Advisors

Report of Independent Registered Public Accounting Firm

To the Stockholder
Garrett Nagle & Company, Inc.
300 Unicorn Park Drive
Woburn, MA 01801

We have reviewed management's statements, included in the accompanying Garrett Nagle & Company, Inc. Exemption Report, in which (1) Garrett Nagle & Company, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Garrett Nagle & Company, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii)) (the "exemption provisions") and (2) Garrett Nagle & Company, Inc. stated that Garrett Nagle & Company, Inc. met the identified exemption provisions throughout the most recent year without exception. Garrett Nagle & Company, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Garrett Nagle & Company, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

LMHS, P.C.

LMHS, P.C.

Norwell, Massachusetts

February 24, 2020

GARRETT NAGLE & CO., INC.

February 24, 2020

GARRETT NAGLE & Co., Inc. claims an exemption under Rule 15c3-3 paragraph 15c3-3(k)(2)(ii). The provisions of this rule shall not be applicable to a broker or dealer: Who as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of paragraphs 240. 17a-3 and 240. 17a-4 of this chapter, as our customarily made and kept by a clearing broker or dealer.

We properly transmit customer funds and securities to the Clearing Broker Dealer by noon the next business day to comply with the (k)(2)(ii) exemption. GARRETT NAGLE & Co., Inc. met the identified exemption provisions in paragraph (k) throughout the most recent fiscal year without exception.

Garrett J. Nagle Jr.
President

300 UNICORN PARK DRIVE • WOBURN, MA 01801 • TEL (617) 737-9090 • FAX (781) 939-0411

LMHS, P.C.
Certified Public Accountants and Advisors

Independent Accountants' Report on Applying Agreed-Upon Procedures

To the Stockholder
Garrett Nagle & Company, Inc.
300 Unicorn Park Drive
Woburn, MA 01801

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the Securities Investor Protection Corporation (SIPC) Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Garrett Nagle & Company, Inc. (the Company) and the SIPC, with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Company for the year ended December 31, 2019, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2019 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

LMHS, P.C.

LMHS, P.C.

Norwell, Massachusetts
February 24, 2020

GARRETT NAGLE & COMPANY, INC.
SCHEDULE OF ASSESSMENT AND PAYMENTS
FORM SIPC-7
DECEMBER 31, 2019

Total Revenue	$ 1,229,051
Deductions:	
Commissions	92,442
SIPC Net Operating Revenue	1,136,609
General Assessment Rate	0.0015
General Assessment	1,705
Less Payment Made With SIPC-6 Filed July 26, 2019	(861)
Assessment Balance Due	$ 884